Exhibit 99.1

BriaCell Announces Securities Buyback to Purchase up to 10% of

Common Shares and up to 10% of Listed Warrants

BERKELEY, Calif. and VANCOUVER, British Columbia, September 9, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces that its board of directors (the “Board”) has authorized the Company’s repurchase program whereby the Company may purchase through the facilities of the TSX Venture Exchange (“TSXV”) or The NASDAQ Capital Market (“NASDAQ”) (i) up to 1,341,515 common shares (the “Common Shares”) and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants comprising the “public float” as of September 8, 2021, over the next 12 months (the “Buyback”). Independent Trading Group (ITG) Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. The Company expects to finalize the terms of the Buyback and formally commence the Buyback by September 14, 2021, subject to obtaining any necessary regulatory approvals.

“BriaCell is in an excellent position and fully resourced to achieve significant milestones. Bria-IMT™ is steadily advancing toward a pivotal registration study that we plan to initiate in 2022. Also, Bria-OTS™ is on track to enter the clinic this year. Our novel immunotherapy cell lines for prostate cancer, lung cancer, and melanoma are all scheduled to enter the clinic in 2022. This robust pipeline will be a major value driver for BriaCell as we strive to deliver novel therapies for the patients who need them the most,” stated Dr. Bill Williams, BriaCell’s President & CEO. “In light of this enviable position, the Board has determined the best use of BriaCell’s excess capital at this time is to buy back its own shares and warrants, and further enhance value for our shareholders.”

As of September 8, 2021, the Company had 15,269,583 Common Shares and 4,219,622 Listed Warrants issued and outstanding. BriaCell’s cash balance as of July 31, 2021 was US$57 million. The repurchase program will in no way interfere with BriaCell’s ambitious growth plans to expand into previously-announced areas of cancer immunotherapy and/or advance its current breast cancer clinical trials.

BriaCell’s proposed repurchases may be conducted through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, subject to the market conditions and in compliance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. Purchases of Common Shares or Listed Warrants through the NASDAQ will not, during the 12-month period, exceed 5% of the outstanding Common Shares or Listed Warrants in the aggregate, as at the commencement of the Buyback. Additionally, the program is subject to the approval by TSXV. BriaCell’s Board of Directors will be reviewing the program periodically and may revise the terms and/or size or suspend or discontinue the program.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com